SEABRIDGE GOLD INC.

                                  NEWS RELEASE

TRADING SYMBOLS:   TSX-V: SEA                              FOR IMMEDIATE RELEASE
                   AMEX: SA                                         JUNE 9, 2004

             SEABRIDGE GOLD BEGINS DRILLING COURAGEOUS LAKE PROJECT

TORONTO, CANADA ... Seabridge Gold announced today that core drilling has commenced at its 100% owned Courageous Lake project in the Northwest Territories.

The 10,000 metre program will focus on the following three potential bulk mineable zones identified in Seabridge's 2003 regional exploration program:

     (1) Salmita Target Zone, representing the consolidation of the Salmita Northeast, T-Vein, Olsen and Marsh Pond targets. Of 26 historic diamond drill holes from the Salmita Target zone re-assayed by Seabridge in 2003, 18 produced results consistent with the FAT deposit
          1.5 kilometres to the north. Prospective greenstone stratigraphy in the Salmita Target Zone is about 750 metres thick and extends for about 3,500 metres in length.

     (2) Tundra Target Zone, representing the consolidation of the Boundary, Fault Zone, Tundra, Tundra South and Walsh Lake targets. All 12 historic diamond drill holes from the Tundra Target Zone re-assayed by Seabridge in 2003 produced results consistent with the FAT deposit seven kilometres to the north. Prospective greenstone stratigraphy in the Tundra Target Zone is about 500 metres thick and extends for about 3,000 metres in length.

     (3) South Strike Extension of FAT deposit, an area with minimal drill testing that suggests the southern limits of the FAT deposit have not been defined. Historic drilling in the area demonstrated that gold-bearing zones similar to the FAT deposit (and potentially the strike extension of that deposit), exist up to 1,500 metres south of the defined resource. The prospective stratigraphy is about 300 metres thick.

For a full description of the program, including location maps, please visit the Company's website at http://www.seabridgegold.net/images2/2004-Feb17-CLRevTargetsReport.pdf

Seabridge's Courageous Lake project covers 53 kilometres of the Matthews Lake Greenstone Belt which hosts the 2 kilometre long FAT deposit. The FAT deposit contains an estimated 3.18 million ounces in the measured and indicated categories (48.0 million tonnes grading 2.06 grams of gold per tonne) plus an additional estimated 4.33 million ounces in the inferred category (65.1 million tonnes grading 2.07 grams of gold per tonne). The Company has commissioned Hatch, an independent consulting firm, to prepare an engineering study on the FAT deposit. This study is expected to be completed in July 2004.

NATIONAL INSTRUMENT 43-101 DISCLOSURE

Exploration activities at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101.

         ---------------------------------------------------------------
            172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
               Telephone: (416) 367-9292 Facsimile: (416) 367-2711

Seabridge has been designed to provide its shareholders maximum leverage to the price of gold. The Company has acquired a 100% interest in eight North American gold projects which collectively contain an estimated 8.74 million ounces of resources in the measured and indicated categories (250.1 million tonnes grading
1.09 grams of gold per tonne) plus an additional estimated 6.83 million ounces of resources in the inferred category (201.0 million tonnes grading 1.06 grams of gold per tonne). (See http://www.seabridgegold.net/gold_resources.htm for a breakdown of these gold resources by project). The Company continues to seek expansion of its gold resource base by acquisition of new projects and exploration programs largely funded by partners.

ALL RESOURCE ESTIMATES REPORTED IN THIS DISCLOSURE ARE CALCULATED IN ACCORDANCE WITH THE CANADIAN NATIONAL INSTRUMENT 43-101 AND THE CANADIAN INSTITUTE OF MINING AND METALLURGY CLASSIFICATION SYSTEM. THESE STANDARDS DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION.

STATEMENTS RELATING TO THE ESTIMATED OR EXPECTED FUTURE PRODUCTION AND OPERATING RESULTS AND COSTS AND FINANCIAL CONDITION OF SEABRIDGE, PLANNED WORK AT THE COMPANY'S PROJECTS AND THE EXPECTED RESULTS OF SUCH WORK ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE GENERALLY, BUT NOT ALWAYS, IDENTIFIED BY WORDS SUCH AS THE FOLLOWING: EXPECTS, PLANS, ANTICIPATES, BELIEVES, INTENDS, ESTIMATES, PROJECTS, ASSUMES, POTENTIAL AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE REFERENCE TO EVENTS OR CONDITIONS THAT WILL, WOULD, MAY, COULD OR SHOULD OCCUR. INFORMATION CONCERNING EXPLORATION RESULTS AND MINERAL RESERVE AND RESOURCE ESTIMATES MAY ALSO BE DEEMED TO BE FORWARD-LOOKING STATEMENTS, AS IT CONSTITUTES A PREDICTION OF WHAT MIGHT BE FOUND TO BE PRESENT WHEN AND IF A PROJECT IS ACTUALLY DEVELOPED. THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE AT THE TIME THEY ARE MADE, ARE INHERENTLY SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION: UNCERTAINTIES RELATED TO RAISING SUFFICIENT FINANCING TO FUND THE PLANNED WORK IN A TIMELY MANNER AND ON ACCEPTABLE TERMS; CHANGES IN PLANNED WORK RESULTING FROM LOGISTICAL, TECHNICAL OR OTHER FACTORS; THE POSSIBILITY THAT RESULTS OF WORK WILL NOT FULFILL PROJECTIONS/EXPECTATIONS AND REALIZE THE PERCEIVED POTENTIAL OF THE COMPANY'S PROJECTS; UNCERTAINTIES INVOLVED IN THE INTERPRETATION OF DRILLING RESULTS AND OTHER TESTS AND THE ESTIMATION OF GOLD RESERVES AND RESOURCES; RISK OF ACCIDENTS, EQUIPMENT BREAKDOWNS AND LABOUR DISPUTES OR OTHER UNANTICIPATED DIFFICULTIES OR INTERRUPTIONS; THE POSSIBILITY OF ENVIRONMENTAL ISSUES AT THE COMPANY'S PROJECTS; THE POSSIBILITY OF COST OVERRUNS OR UNANTICIPATED EXPENSES IN WORK PROGRAMS; THE NEED TO OBTAIN PERMITS AND COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER GOVERNMENT REQUIREMENTS; FLUCTUATIONS IN THE PRICE OF GOLD AND OTHER RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED IN THE COMPANY'S ANNUAL INFORMATION FORM FILED WITH SEDAR IN CANADA (AVAILABLE AT WWW.SEDAR.COM) FOR THE YEAR ENDED DECEMBER 31, 2002 AND IN THE COMPANY'S 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (AVAILABLE AT WWW.SEC.GOV/EDGAR.SHTML).

FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ESTIMATES AND OPINIONS OF THE COMPANY'S MANAGEMENT OR ITS INDEPENDENT PROFESSIONAL CONSULTANTS ON THE DATE THE STATEMENTS ARE MADE. SEABRIDGE UNDERTAKES NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS IF SUCH BELIEFS, ESTIMATES OR OPINIONS OR OTHER FACTORS SHOULD CHANGE.

                                         ON BEHALF OF THE BOARD
                                         "Rudi Fronk,"
                                         President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   o  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email: info@seabridgegold.net

             The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.